EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

On January 22, 2015, the Company received a class action certification motion, which had been filed with the Economic Department of the Tel Aviv District Court (the actual claim was not attached to the motion).

The motion was filed by a limited liability company which is the alleged owner of 11,310 shares of the Company (the "Petitioner"), against the Company and officers of the Company (chairman of the Company's Board of Directors, the CEO of the Company, and acting and former directors of the Company) (the "Respondents").

The motion is for certification of a class action for compensation of the Petitioner and members of the represented class (as detailed below) for losses which the Petitioner alleges were sustained by them as a result of "omissions in the Company's Tel Aviv Stock Exchange filings and the concealment of material information from investors." According to the Petitioner, the Company did not duly report two material and significant actions: "a reduction in reciprocity fees" and the "wholesale market reform."

According to the Petitioner, members of the represented class are divided into two separate groups: with respect to the reduction of reciprocity fees - anyone who purchased shares of the Company (with the exception of the Respondents and/or parties on their behalf) as of February 28 2013, and held the shares up to May 29, 2014; and with respect to the wholesale market reform - anyone who purchased shares of the Company (with the exception of the Respondents and/or parties on their behalf) as of June 9, 2013, and held (all or a portion of) the shares up to the date of the claim, or alternatively until a date between January 15 to January 20, 2014.

The Plaintiff estimates the aggregate claim amount for all members of the aforementioned represented class at approximately NIS 2 billion (according to the out-of-pocket method), and alternatively at approximately NIS 1.1 billion (according to the "ex post out-of-pocket method").

The Company is studying the motion. The Company notes, at the present stage, and as arises from its public filings (and as is even noted in the subject motion), that it reported all the material and relevant information pertaining to the two issues in both immediate public reports and as part of its periodic reports (annual and quarterly reports), and accordingly all its filings were duly made.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.